UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Causeway ETMF Trust

3.	Securities and Exchange Commission File No.: 811-23294

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

11111 Santa Monica Boulevard

c/o Causeway Capital Management LLC

15th Floor

Los Angeles, CA 90025

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Turner Swan

11111 Santa Monica Boulevard

15th Floor

Los Angeles, CA 90025

(310) 231-6117

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .3 1a-2]:

Causeway Capital Management LLC, 11111 Santa Monica Blvd., 15th Floor, Los Angeles, CA 90025 (records relating to its functions as investment adviser).

SEI Investments Distribution Co., One Freedom Valley Drive, Oaks, PA 19456 (records relating to its functions as distributor).

The Bank of New York Mellon, 2 Hanson Place, Brooklyn, NY 11217 (records relating to its functions as custodian and transfer agent).

SEI Investments Global Funds Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456 (records relating to its functions as administrator).

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Causeway Capital Management LLC, 11111 Santa Monica Blvd., 15th Floor, Los Angeles, CA 90025

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

SEI Investments Distribution Co., One Freedom Valley Drive, Oaks, PA 19456

13.	If the fund is a unit investment trust (“UIT”) provide:

Not Applicable

(a)	Depositor’s name(s) and addressees):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒         Yes                 ☐        No

If Yes, state the date on which the board vote took place:

April 11, 2019.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐          Yes                 ☒        No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Under Delaware state law and the Registrant’s organizational documents, no shareholder approval is required to liquidate the Registrant.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒         Yes            ☐         No

(a)	If Yes, list the date(s) on which the fund made those distributions:

May 13, 2019

(b)	Were the distributions made on the basis of net assets?

☒         Yes             ☐        No

(c)	Were the distributions made pro rata based on share ownership?

☒         Yes                ☐        No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐         Yes                 ☒        No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

Not applicable

☐         Yes                 ☐        No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐         Yes                 ☒        No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

None

(b)	Describe the relationship of each remaining shareholder to the fund: Not applicable.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐         Yes                 ☒        No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒         Yes                 ☐        No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: The Trust has retained cash in the amount of $37,826 as of June 10, 2019.

(b)	Why has the fund retained the remaining assets?

The Trust has retained cash in an amount sufficient to satisfy certain outstanding liabilities.

(c)	Will the remaining assets be invested in securities?

☐         Yes                 ☒        No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒         Yes                 ☐        No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Custodian Expenses	$7,397
Transfer Agency Expenses	$3,060
Legal Fees	$8,713
Trustee Fees	$598
Pricing Fees	$1,252
Miscellaneous Expenses	$9,966
Total	$30,986

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The series of the Trust will pay for the liabilities identified above, as well as any other liabilities of the series that become known, with the cash it has retained.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $0

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $0

(iv)	Total expenses (sum of lines (i)-(iii) above): $0

(b)	How were those expenses allocated?

Expenses were paid by the investment adviser directly or through its expense limit agreements.

(c)	Who paid those expenses?

Expenses were paid by the investment adviser directly or through its expense limit agreements.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐         Yes                 ☒        No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐         Yes                 ☒        No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐         Yes                 ☒        No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

[Signature page follows]

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Causeway ETMF Trust, (ii) he is the President of Causeway ETMF Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Turner Swan
Name:	Turner Swan
Title:	President